Chicken Soup for the Soul Entertainment, Inc.

132 E. Putnam Avenue, Floor 2W

Cos Cob, Connecticut 06807

June 25, 2018

VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Chicken Soup for the Soul Entertainment, Inc.

Registration Statement on Form S-1

File No. 333-225603

Ladies and Gentlemen:

Chicken Soup for the Soul Entertainment, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Daylight Time, on Tuesday, June 26, 2018, or as soon thereafter as practicable.

Very truly yours,

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

By:	/s/ William J. Rouhana, Jr.
Name: William J. Rouhana, Jr.
Title: Chief Executive Officer